                                                 Filed by USA Networks, Inc.
                                              Pursuant to Rule 165 and Rule 425
                                               Under the Securities Act of 1933
                                                Subject Company: Expedia, Inc.
                                                 Commission File No. 000-27429


              USA PROVIDES INTERNAL BUDGET TO INVESTMENT COMMUNITY
   As furnished to the Securities and Exchange Commission on October 24, 2001


USA Networks, Inc. (USA) has always been troubled, as we will explain below, with the concept of "guidance" for future earnings. Nevertheless, we have gone along with the way of the world in supplying guidance while attempting to do so with greater detail than most.

Among our concerns is that over the years negotiating expectations externally has moved from informal advisories into a cottage industry, first with "whispers" and expectations managed - to a new world, post Reg FD, of extensive filings and press releases if any material information is to be divulged.

This evolution has created its own sophisticated art form promoting and managing expectations. Of course, this has nothing to do with actually operating a business on a day-to-day basis, and is becoming at best a distraction from the real work of a company...the `at worst' conjuring doesn't need detailing here.

While anyone interested wants to know how a company will perform as far into the future as possible, the truth is that no one knows the future. Companies make budgets with all sorts of assumptions and expectations, with base goals, stretch goals, with the best of thinking and intentions...but, that's all they are: planning budgets, subject to review based on real time information.

The process USA follows as part of its normal business practices is to rigorously analyze each area of USA's operations, every profit and cost center, every future capital expenditure, and roll them up into operating budgets for the next year. Planning an overall budget for 2002 and beyond is particularly difficult at this time due to ever deteriorating economic times and as a result of the events of September 11th and thereafter, which have, only temporarily one hopes, changed the way in which people in our country live their lives, spend their money and feel about the future.

So, because of all these uncertainties, both internally and externally, USA has decided to change its approach to the "guidance" ritual. For this and subsequent years, USA will provide the investment community with our actual internal budget, broken down by business segments. USA believes there's no better way to let the investing community understand our goals and challenges than by bringing the external world inside the company through the disclosure of USA's internal budget. It's how we manage the company and it's a far more productive process than attempting to manage the street.




READ IMPORTANT FOOTNOTES AND DISCLAIMER            USA Operating Budget 10/24/01
AS FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 24, 2001
                                                                     Page 1 of 6

USA NETWORKS, INC.
REVENUE - OPERATING BUDGET


(PRO FORMA $ IN MILLIONS)                                                                                Growth
                                                                                           ---------------------------------
                                             2000        2001         2002        2003     '00 - '01   '01 - '02   '02 - '03
                                           --------    --------     --------    --------   ---------   ---------   ---------
OPERATING BUSINESSES

     Advertising & other                A   $  467      $  454       $  407      $  484         -3%       -10%          19%
     Affiliate fees                            341         369          401         425          8%         9%           6%
                                           --------    --------     --------    --------     -----       ----         ----
        USA Network                            808         823          808         909          2%        -2%          13%

     Advertising & other               A,I     181         170          194         221         -6%        14%          14%
     Affiliate fees                             96         101          120         130          5%        19%           8%
                                           --------    --------     --------    --------     ------      -----        -----
        SCI FI                                 277         271          314         351         -2%        16%          12%

     Studios USA, net                   B      446         528          521         577         18%        -1%          11%
                                           --------    --------     --------    --------     -------     ------       ------
     Network and Studios                     1,531       1,622        1,643       1,837          6%         1%          12%

     HSN - U.S.                              1,430       1,555        1,843       2,070          9%        19%          12%
     HSN - Germany                             260         294          374         450         13%        27%          20%
     Ticketing                                 519         578          620         680         11%         7%          10%
     Hotel Reservations                        328         510          700         980         55%        37%          40%
     Expedia                            H      157         280          360         470         79%        29%          31%
     Precision Response                        282         303          352         440          7%        16%          25%
     Match.com                                  29          45           60          80         54%        33%          33%
                                           --------    --------     --------    --------     -------     ------       ------
        SUBTOTAL                             4,535       5,187        5,952       7,007         14%        15%          18%

EMERGING BUSINESSES

     Citysearch & related                       51          47           50          70         -7%         6%          40%
     HSN - Other International                  21          27           45          60         27%        67%          33%
     Trio, NWI, Crime, other emerging           20          24           30          50         18%        25%          67%
     ECS / Styleclick                           49          45           74         117         -7%        64%          58%
     USA Films                          C       86         176          184         227        104%         5%          23%
                                           --------    --------     --------    --------     -------     ------       ------
        Subtotal                               227         319          383         524         41%        20%          37%

     Non-recurring items                E       --          16           --          --
     Foreign exchange conversion        F      (35)        (58)         (91)       (110)
     Disengaged HSN homes               D      103         108           --          --
     Intersegment elimination                   --         (12)         (32)        (32)

                                           --------    --------     --------    --------     -------     ------       ------
     TOTAL                                  $4,830      $5,560       $6,212      $7,389         15%        12%          19%
                                           ========    ========     ========    ========     =======     ======       ======

BY GROUP -- Operating Businesses

     Entertainment                      A   $1,531      $1,622       $1,643      $1,837          6%         1%          12%
     Electronic Retailing                    1,690       1,849        2,217       2,520          9%        20%          14%
     Information & Services                  1,315       1,716        2,092       2,650         30%        22%          27%
                                           --------    --------     --------    --------     -------     ------       ------
        Total Operating Businesses          $4,535      $5,187       $5,952      $7,007         14%        15%          18%
                                           --------    --------     --------    --------     -------     ------       ------


READ IMPORTANT FOOTNOTES AND DISCLAIMER            USA Operating Budget 10/24/01
AS FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 24, 2001

USA NETWORKS, INC.
EBITDA - OPERATING BUDGET


(PRO FORMA $ IN MILLIONS)                                                                                  Growth
                                                                                             --------------------------------
                                              2000       2001         2002        2003       '00 - '01   '01 - '02   02 - '03
                                            --------   --------     --------    --------     ---------   ---------   --------
OPERATING BUSINESSES

     USA Network                        A    $ 395       $ 424        $ 391       $ 444           7%          -8%        14%
     SCI FI                             I      102         106          124         161           5%          17%        30%
     Studios USA, net                           51          69           83          90          36%          20%         8%
                                            -------    --------     --------    --------      -------     --------    -------
        Network and Studios                    548         600          598         695           9%           0%        16%

     HSN - U.S.                                215         216          285         350           0%          32%        23%
     HSN - Germany                              28          12           38          47         -59%         230%        24%
     Ticketing                                 100         105          125         145           5%          19%        16%
     Hotel Reservations                         53          73           87         120          40%          19%        38%
     Expedia                            H      (44)         42           60          85         195%          43%        42%
     Precision Response                         44          37           41          61         -14%           9%        50%
     Match.com                                   6          14           20          30         122%          43%        50%
     Corporate and other                       (28)        (33)         (34)        (36)        -21%          -2%        -6%
                                            -------    --------     --------    --------      ------      -------     ------
        SUBTOTAL                               922       1,066        1,220       1,497          16%          15%        23%
Emerging Businesses

     Citysearch & related                      (64)        (45)         (30)        (13)
     HSN - Other International                 (14)        (26)         (20)        (20)
     Trio, NWI, Crime, other emerging           (7)        (15)         (35)        (25)
     ECS / Styleclick                          (71)        (49)         (19)         (6)
     USA Films                          C       (7)          2          (28)        (35)
                                            -------    --------     --------    --------      -------      -------    -------
        Subtotal                              (163)       (133)        (132)        (99)         18%           1%        25%

     Non-recurring items                E       (6)         (1)           -           -
     Foreign exchange conversion        F       (4)         (4)          (9)        (11)
     Disengaged HSN homes               D       15          15            -           -
     Intersegment elimination                    -          (7)         (22)        (22)

                                            -------    --------     --------    --------       ------      -------    -------
     TOTAL                                   $ 765       $ 936       $1,057      $1,365          22%          13%        29%
                                            =======    ========     ========    ========       ======      =======    =======

BY GROUP -- Operating Businesses

     Entertainment                      A    $ 548       $ 600        $ 598       $ 695           9%           0%        16%
     Electronic Retailing                      244         228          323         397          -7%          42%        23%
     Information & Services                    158         272          333         441          72%          22%        33%
     Corporate & other                         (28)        (33)         (34)        (36)         21%          -2%        -6%
                                            -------    --------     --------    --------       ------      -------    -------
        Total Operating Businesses           $ 922      $1,066       $1,220      $1,497          16%          15%        23%
                                            -------    --------     --------    --------       ------      -------    -------


A A very weak advertising market is anticipated to continue through at least the first half of 2002.
B Studios USA's 2001 revenue was favorably impacted by the syndication sale of LAW & ORDER to TNT.
C   USA Films' 2001 results were favorably impacted by the release of TRAFFIC.
D Reflects results generated by homes lost by HSN following disengagement of USA Broadcasting to Univision. For further information, see separate HSN DISENGAGEMENT section.
E 2001 and 2000 non-recurring items reflect income and expense items. For 2001, income of $16 million related to a special adjustment relating to affiliate fees was recorded, impacting both revenue and EBITDA.
    Offsetting this, $17 million of expense was recorded for non-recurring costs related to restructuring operations, employee terminations, and benefits. For 2000, $6 million of expense relates to one-time expenses of the Ticketmaster and TMCS merger, an executive consulting arrangement as part of a resignation agreement, offset by a one-time credit recognized by HSN in connection with a favorable settlement.
F To present comparable results for HSN Germany, the results have been translated from Euros to U.S. dollars at a constant exchange rate.
H Expedia estimates are pro forma USA's acquisition of Expedia, which is expected to close in Q4 2001.
I SCI FI's 2002 advertising growth is expected to be favorably impacted by the miniseries TAKEN in the fourth quarter.


READ IMPORTANT FOOTNOTES AND DISCLAIMER            USA Operating Budget 10/24/01
AS FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 24, 2001

USA NETWORKS, INC.
FREE CASH FLOW - OPERATING BUDGET


(PRO FORMA $ IN MILLIONS)                                                2000       2001       2002
                                                                       --------    ------     ------
        Total EBITDA                                                    $  765     $  936     $1,057
        Capital expenditures                                              (191)      (140)      (177)
        Programming payments in excess of amortization                    (153)       (93)      (104)
        Taxes, including distributions to LLC partners             J       (89)       (44)      (129)
        Cable distribution fees                                            (65)       (59)       (67)
        Cash interest                                                      (64)       (42)       (36)
        HSN disengagement costs                                    K        --         (5)       (53)
        Other, net                                                L,M     (241)      (439)      (145)
                                                                       --------    -------    -------
                                                                        $  (39)    $  114     $  346
                                                                       ========    =======    =======

P&L - OPERATING BUDGET
(PRO FORMA $ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                      2000        2001       2002      2003
                                                                       --------    -------    -------   --------

     Total EBITDA                                                       $  765     $  936     $1,057     $1,365

     Amortization of goodwill                                      N        --         --         --         --
     Depreciation / other amortization                                    (319)      (283)      (293)      (353)
     Disengagement costs                                                    --         (5)       (36)       (18)
     Interest income / (expense)                                           (30)       (27)       (22)       (24)
     Other income / (expense)                                               47        (37)       (21)       (20)
                                                                       --------    -------    -------   --------
        Pre-tax net income                                                 463        583        686        951

     Income tax expense                                                   (136)       (96)      (110)      (142)
     Minority interest expense                                            (322)      (370)      (396)      (535)
                                                                       --------    -------    -------   --------
        Net income                                                           5        118        180        273
                                                                       ========    =======    =======   ========

     Average shares outstanding                                            423        431        431        431
                                                                       --------    -------    -------   --------
     EPS - diluted                                                        0.01       0.27       0.42       0.63
                                                                       ========    =======    =======   ========

Fully converted EPS:
     Pre-tax net income                                                    463        583        686        951

     Income tax expense                                                   (276)      (216)      (243)      (317)
     Minority interest expense                                              36        (34)       (50)       (78)
                                                                       --------    -------    -------   --------
        Net income                                                      $  223     $  334     $  392     $  556
                                                                       ========    =======    =======   ========

     Average shares outstanding                                            784        792        792        792
                                                                       --------    -------    -------   --------
     EPS - diluted                                                      $ 0.28     $ 0.42     $ 0.50     $ 0.70
                                                                       ========    =======    =======   ========


J If the LLC structure were eliminated, 2002 tax payments would increase $136 million due to timing.
K  For further information, see separate HSN DISENGAGEMENT section.
L 2001 excludes anticipated $690 million proceeds, net of tax, from sale of USA Broadcasting to Univision.
M Includes investments, acquisitions, changes in working capital, and other items.
N All years presented as if new accounting rules for goodwill amortization were in place in order to present comparable information.



READ IMPORTANT FOOTNOTES AND DISCLAIMER            USA Operating Budget 10/24/01
AS FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 24, 2001

USA NETWORKS, INC.
OPERATING BUDGET


BUSINESS OUTLOOK for the YEAR 2002

We anticipate that our operating businesses will grow their revenue and EBITDA by 15% in 2002. All of our operating businesses anticipate growing quite significantly (at an average growth of over 20%), other than the USA Network, which we anticipate will be particularly hit hard in the present advertising environment. If advertising recovers more quickly than we anticipate, our EBITDA may very well be higher, although it's possible that, in such a case, we'd reinvest in the business and spend more on original programming. On the other hand, it's more than possible that, in the present economic environment and with ever changing world events, our EBITDA growth could be less than anticipated; however, even under the worst circumstances, we expect we will do what's necessary to make sure we don't perform at a level less than 2001 (which we believe will end up with EBITDA growth for USA's operating businesses of 16% over 2000).

It's also anticipated that the first six months of 2002 will be comparatively worse than the second six months of the year. So it is possible that USA's EBITDA numbers for the first and second quarters of 2002 will show negative comparisons to the same quarters in 2001.

BUSINESS OUTLOOK for the FOURTH QUARTER 2001

For the fourth quarter, we expect EBITDA from our Operating Businesses to decline by 12% to 16%, on flattish revenue growth, as compared to Q4 2000. This weak quarterly performance is due largely to the continuing effects of the national tragedy, including an accelerated downward impact on the advertising market. HSN, however, has returned to its normal level of business, and, therefore anticipates positive performance in the fourth quarter, but it's sales results may be negatively affected by reduced computer sales (which contributed almost $50m in sales during Q4 '00).

HSN DISENGAGEMENT

USA announced the sale of its broadcast television stations to Univision for $1.1 billion in December 2000. The majority of these stations are located in the largest markets in the country and air HSN on a 24-hour basis. As of January 2002, HSN will have switched its distribution in these markets directly to cable carriage. As a result, HSN will lose approximately 12 million homes and accordingly, HSN's operating results will be affected. Fortunately, sales from broadcast only homes are very, very low in comparison to sales from cable homes. So HSN's loses attributable to this disengagement is limited. HSN anticipates losing sales, which translates on a pro forma basis for 2001, of $108 million and EBITDA of $15 million. These anticipated loses are consistent with previous disclosures in USA's 10k filing, in which it was stated that disengagement loses would equal approximately 6% of HSN's sales and EBITDA.

Since the affect of disengagement is a one-time event, and in order to show HSN's results on a meaningful comparative basis, the revenue and EBITDA that were generated by the "lost" homes in prior periods will be pro forma eliminated from HSN's core results in these prior periods.

In addition, in order to effectively transfer HSN's distribution to cable (which has been accomplished), USA will incur charges of approximately $100 million in the form of payments to cable operators and related marketing expenses. These disengagement costs will not impact EBITDA. Approximately $5 million of these costs will be incurred in 2001 and $53 million in 2002. In effect, this approximately $100 million payment will reduce USA's pre-tax proceeds from the Univision transaction to $1 billion. USA believes that its disengagement costs increased to the higher end of USA's anticipated range of costs, since USA was required to achieve a certain portion of disengagement after the Univision announcement and with specified end-dates for continuing broadcast distribution.



READ IMPORTANT FOOTNOTES AND DISCLAIMER            USA Operating Budget 10/24/01
AS FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 24, 2001

USA NETWORKS, INC.
OPERATING BUDGET

IMPORTANT

This business outlook contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are necessarily estimates reflecting the best judgment of the senior management of USA and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth herein and in the documents USA files with the Securities and Exchange Commission. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: material adverse changes in economic conditions generally or in the markets served by USA, material changes in inflation, future regulatory and legislative actions affecting USA's operating areas, competition from others, product demand and market acceptance, the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms, the ability to expand into and successfully operate in foreign markets, and obtaining and retaining skilled workers and key executives. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. USA does not undertake any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or any other reason.

USA and Expedia, Inc. have filed a preliminary joint prospectus/proxy statement and will file other relevant documents concerning USA's acquisition of Expedia with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE JOINT PROSPECTUS/PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED IN THE FUTURE WITH THE SEC BECAUSE THOSE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain such documents free of charge at the SEC's website at www.sec.gov. In addition, such documents may also be obtained free of charge by contacting USA Networks, Inc., 152 West 57th Street, New York, New York, 10019, Attention: Investor Relations, or Expedia, Inc., 13810 SE Eastgate Way, Suite 400, Bellevue, WA 98005, Attention: Investor Relations.




                                      * * *





READ IMPORTANT FOOTNOTES AND DISCLAIMER            USA Operating Budget 10/24/01
AS FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 24, 2001
                                                                     Page 6 of 6